EXHIBIT 99.1

B2Gold Third Quarter 2026 Results – Conference Call Details

VANCOUVER, British Columbia, Oct. 14, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) will release its third quarter 2026 financial and operational results after the North American markets close on Wednesday, November 4, 2026.

B2Gold executives will host a conference call to discuss the results on Thursday, November 5, 2026, at 9:00 am PCT / 11:00 am ET. To participate in the live call, please use one of the following methods:

  Toll-free in U.S. and Canada: +1 (833) 821-2803
  International: +1 (647) 846-2419
  Webcast: access link

The conference call will be available for playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (855) 669-9658, replay access code 9332075. All other callers: +1 (412) 317-0088, replay access code 9332075.

About B2Gold

B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

Source: B2Gold Corp.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Rebecca Henare
VP, IR & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com